Item 77H (Change in control of registrant) -
Attachment

 Series 8 - Eaton Vance Institutional Short
Term Income Fund
As of June 30, 2009, Eaton Vance
Management owned as a result of various
share purchases 100% of the Fund's
outstanding shares.


Series 12 - Eaton Vance Real Estate Fund
As of June 30, 2009, Eaton Vance
Management owned as a result of various
share purchases 82% of the Fund's
outstanding shares.